Trading Symbol TSX-VE: GGC

Genco Announces Four Additional Mining Concessions Totalling 32,457 Hectares

September 6, 2007 – Genco is pleased to announce it has received final title from the Mexican Secretaria De Economia for four additional mining concessions totalling 32,457 hectares in the Temascaltepec Silver Gold Mining District, Mexico. The mining concessions were staked to cover erosional windows of metasediments, some of which are known to contain historic mines, and strike extensions of known veins beneath the post mineralization basalt cover. This addition gives Genco control of more than 397 square kilometres encompassing the entire Temascaltepec District.

Genco is also please to announce that its First Phase 50,000 meter drilling program has been completed and a second 50,000 meter drilling program is underway. At present the program is focused on infill drilling and data acquisition in and around the Guitarra and San Rafael Mine areas. The resulting data will be incorporated into the feasibility study being conducted by Kappes Cassiday & Associates.

Genco currently has nine drill rigs on site and is sourcing additional drilling equipment. One drill has recently been dedicated to district wide exploration. It is currently drilling in the Real de Arriba area near the historic Rincon Mine in the southeast part of the Temascaltepec District. The Rincon Mine operated at a rate of 1500 tonnes per day during the first half of the 1900s.

Genco’s President Gregory K. Liller stated: “I am pleased with the progress that has been made in the last year. Drilling on the Creston Deposit and the Santa Ana Vein continue to deliver positive results, in line with the initial expectations.” (see press releases dated July 18th and August 20th, 2007, respectively) “As data is received from the exploration drilling being conducted in other parts of the district we hope to add more drill rigs in order to rapidly evaluate the possibilities for developing additional production centers within the Temascaltepec Mining District.

“Personnel recruitment has also been successful. We have assembled a team of experienced mining professionals at a time when such people are in short supply.

“The schedule set for the completion of the feasibility study is aggressive, but one that we believe is achievable. Genco is determined to add shareholder value through the timely development of the full potential of the Temascaltepec Silver Gold Mining District.”

For further information: Gregory K Liller, President
Tel: 604-682-2205
E-mail: gencoinfo@telus.net

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (TSX Venture Exchange)